Exhibit 99.85

EXECUTION COPY

AMENDED AND RESTATED PURCHASE AGREEMENT dated as of the 31st day of August, 2010.

AMONG:

RAMBLER METALS AND MINING PLC, a
corporation incorporated and existing under the laws
of England and Wales

(“Rambler UK”)

- and -

RAMBLER METALS AND MINING CANADA LTD., a
corporation incorporated and existing under the laws of
Newfoundland and Labrador

(“Rambler Canada”)

- and -

SANDSTORM RESOURCES LTD., a corporation
incorporated and existing under the laws of the
Province of British Columbia

(“Sandstorm”)

WHEREAS Rambler UK is the owner of 100% of the shares of Rambler Canada;

AND WHEREAS Rambler Canada; (i) is the owner of a 100% interest in the gold/copper property known as the Ming Mine located in Baie Verte, Newfoundland being more particularly described in Schedule “A1” attached hereto and forming a part hereof; (ii) is the owner of a 100% interest in the gold/copper property known as the Nuggett Pond surface lease and the assets located in Baie Verte, Newfoundland being more particularly described in Schedule “A2” attached hereto and forming a part hereof; and (iii) may, or its affiliates may in the future, acquire an interest in mining properties, claims, leases or tenures that fully or partially lie within five kilometers of the boundary of the Ming Mine and the Nuggett Pond surface (all being collectively referred to as the “Property”);

AND WHEREAS Rambler Canada is currently conducting, among other things, mine planning and design, to construct and develop the Property, with a goal of beginning commercial production in 2011;

AND WHEREAS Rambler Canada has agreed to sell Sandstorm Payable Au and Sandstorm has agreed to purchase Sandstorm Payable Au and Rambler UK and Rambler Canada have agreed to execute and deliver this Agreement;

AND WHEREAS Rambler UK has agreed to guarantee the covenants, obligations and indemnifications of Rambler Canada under this Agreement;

AND WHEREAS the Parties executed and delivered a gold purchase agreement dated as of February 4, 2010 (the “Original Gold Purchase Agreement”);

AND WHEREAS the Parties have agreed to execute and deliver this Agreement which terminates the Original Gold Purchase Agreement and is the amended and restated gold purchase agreement entered into among the Parties;

AND WHEREAS the Parties are therefore desirous of executing and delivering this Agreement all on and subject to the terms and conditions contained herein;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.                                   Definitions

“Accounting Principles” means international financial reporting standards approved by the International Accounting Standards Boards (the “IASB”) or any successor adopted by Rambler UK, as at the date on which any calculation or determination is required to be made in accordance with the international financial reporting standards; where the IASB includes a recommendation continuing the treatment of any accounting matter, such recommendation shall be regarded as the only international financial reporting standards;

“Annual Operational Report” means a written report in relation to any fiscal year of Rambler UK detailing Au production over the previous fiscal year with respect to the Property and containing a plan projecting Au production over the next five fiscal years with respect to the Property (which written report is not required to be compliant with National Instrument 43-101);

“Annual Report” means collectively, an Annual Sales Report and an Annual Operational Report;

“Annual Sales Report” means a written report, in relation to any calendar year, detailing:

(i)                                the number of ounces of Au produced from the Property and delivered to an Offtaker in the applicable calendar year;

(ii)                            the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)                        the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)                         the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 8;

(v)                             a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in an Annual Report for a preceding calendar year and the final number of ounces of Sandstorm Payable Au for the applicable calendar year;

(vi)                         Au prices used by Rambler UK and Rambler Canada and their respective affiliates for short term and long term planning purposes with respect to the Property; and

(vii)                     the remaining Uncredited Balance and a calculation of how the Uncredited Balance was reduced during the applicable calendar year.

“Au” means gold;

“Audit Dispute Notice” has the meaning set forth in section 6(c)(i);

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in any or all of Vancouver, British Columbia, Toronto, Ontario or Baie Verte, Newfoundland;

“BCICAC” has the meaning set forth in Article 18;

“Commencement of Commercial Production” means the commercial exploitation of Minerals but does not include milling for the purpose of testing or milling or leaching by a pilot plant or during an initial tune up period of the plant. Commercial production with respect to the Property shall be deemed to have commenced on the first day of the month following the first period of 30 consecutive days during which Minerals from the Property have been processed through the plant at an average rate of not less than 85% of the initial rated capacity of the Nugget Pond plant as set forth in the Mine Plans (the “Plant”);

“Cu” means copper;

“Deductions” means any and all deductions, refining, reprocessing, processing, treatment and other charges, penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Au and charged by an Offtaker and/or charged in respect of delivery costs to Sandstorm or to the final customer of Rambler Canada and/or Sandstorm, as the case may be, or charged to Rambler Canada as and by way of royalty payments;

“Default Interest” means Prime plus 2% per annum;

“Demanding Party” has the meaning set forth in section 18(a);

“Dispute Notice” has the meaning set forth in section 18(a);

“Encumbrances” means any and all liens, charges, mortgages, encumbrances, pledges, security interests, royalties, taxes, proxies and third party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered;

“Extended Term” has the meaning set forth in section 4(b);

“Feasibility Study” means a detailed report prepared by duly qualified independent third parties showing the feasibility of placing the Property or any part thereof into commercial production, in such form as is normally required by substantial, internationally recognized financial institutions for the purposes of deciding whether or not to loan funds for the development of mineral properties;

“First Deposit” means the sum of US$5.0 million;

“First Deposit Funding Date” means March 4, 2010;

“Hedging Arrangement” means any arrangement proposed to be entered into by Rambler UK or Rambler Canada or their respective affiliates pursuant to which the risk of the future price of Au is sold to a third Person, including without limitation, as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates;

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)                                  proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)                              a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)                          it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)                           a resolution is passed for the winding-up or liquidation of it;

“Losses” means any and all damages, claims, losses (except loss of profits), liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

“Market Price” means for each ounce of Sandstorm Payable Au delivered and sold to Sandstorm, the London p.m. fix for Au as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Au is “…[agreement redacted – proprietary structure]”;

“Material Adverse Change” in respect of Rambler UK or Rambler Canada, means any one or more changes, events or occurrences which, in either case, either individually or in the aggregate are material and adverse to Rambler UK or Rambler Canada, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide Cu or Au mining industry in general and which does not have a materially disproportionate effect on Rambler UK or Rambler Canada; (iii) resulting from changes in the price of Cu or Au; or (iv) relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

“Mine Plan” means the final feasibility study on the Property compiled by a number of third party consultants, including Stantec Inc., the results of which were announced publicly on August 26, 2010;

“Minerals” means any and all economic, marketable metal bearing material, in whatever form or state, produced from the Property;

“Monthly Report” means a written report or reports, in relation to a calendar month, detailing:

(i)	the number of ounces of Au produced from the Property and delivered to an Offtaker in the applicable calendar month;

(ii)	the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)	the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)	the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 8;

(v)

a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in a Monthly Report pursuant to subsection (iii) for a preceding calendar month and the final number of ounces of Sandstorm Payable Au for the applicable calendar month;

(vi)	Au prices used by Rambler UK and Rambler Canada and their respective affiliates for short term and long term planning purposes with respect to the Property;

(vii)	the reduction of the Uncredited Balance in such calendar month and the remaining Uncredited Balance; and

(viii)	any material changes from the previous Annual Operational Report relating to anticipated quarterly production for the remainder of the current calendar year.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Property of the Canadian Securities Administrators or any successor instrument, rule or policy;

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, marketing and/or processing agreement entered into by Rambler Canada with respect to Au produced from the Property;

“Original Gold Purchase Agreement” has the meaning set forth in the preambles to this Agreement;

“Parties” means the parties to this Agreement and “Party” means any one of the Parties;

“Payable Au” means Au produced from the Property, less the number of ounces of Au deducted on account of refining Au into Refined Au (for which net number of ounces Rambler Canada receives either a cash payment or Refined Au from an Offtaker pursuant to and in accordance with any Offtake Agreement);

“Permitted Encumbrances” means those Encumbrances listed on Schedule “B” attached hereto;

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity;

“Place of Delivery” has the meaning set forth in section 8(a);

“Prime” means the prime rate of interest quoted from time to time by the Royal Bank of Canada;

“Production Year” means a calendar year; provided that the first Production Year shall commence on the date of the first production of Au from the Property and shall end on (i) December 31 of the same calendar year in which the first production of Au from the Property occurred if the first production occurred on or prior to June 30 of the calendar year, or (ii) December 31 of the next calendar year after which first production occurred if the first production of Au from the Property occurred after June 30 of the calendar year;

“Property” has the meaning ascribed thereto in the preambles to this Agreement;

“Project Charge” means a charge and/or security interest registered and/or recorded over the Property and all of the owned mining equipment and the plants and mills located on the Property or used in connection with mining operations conducted in connection with the Property, to secure all obligations of Rambler UK and Rambler Canada under this Agreement. The Project Charge shall rank as first place security and may (only) rank pari passu with security granted to a bank up to a maximum amount of US$10.0 million. Sandstorm shall not be required to enter into any intercreditor arrangements with any bank that would limit Sandstorm’s rights under this Agreement;

“Project Permits” means all necessary permits to build, operate and commercially extract Cu or Au from the Property in accordance with the Mine Plan or the Feasibility Study save and except that the Project Permits specifically exclude the final operating permits in respect of the Property that will not be issued until construction or completion of the mine on the Property;

“Purchase Price” per ounce of Sandstorm Payable Au means the Market Price “…[agreement redacted – proprietary structure]”;

“Rambler Canada” means Rambler Metals and Mining Canada Ltd.;

“Rambler Canada Default Fee” has the meaning set forth in section 9(b);

“Rambler Canada Event of Default” has the meaning set forth in section 9(a);

“Rambler Canada Guaranteed Obligations” has the meaning set forth in section 11(a);

“Rambler UK” means Rambler Metals and Mining plc;

“Refined Au” means marketable metal bearing material in the form of Au that is refined to standards meeting or exceeding commercial standards for the sale of refined Au;

“Responding Party” has the meaning set forth in section 18(a);

“Sandstorm” means Sandstorm Resources Ltd.;

“Sandstorm Audit” has the meaning set forth in section 6(d);

“Sandstorm Payable Au” means:

(i)                                in the first Production Year, 32% of the Payable Au;

(ii)                              in each Production Year following the first Production Year until 175,000 ounces of Au has been produced from the Property, a percentage of the Payable Au equal to 25% x (85% divided by the actual percentage of metallurgical recovery of Au realized in the immediately preceding Production Year, upon conversion of ore to Payable Au); provided that, if the Payable Au production in any Production Year after the third Production Year is less than 15,000 ounces, then in each such Production Year, Sandstorm Payable Au shall not be less than 25% of the Payable Au; and

(iii)                        in each Production Year following the first Production Year after 175,000 ounces of Au has been produced from the Property, a percentage of the Payable Au equal to 12% x (85% divided by the actual percentage of metallurgical recovery of Au realized in the immediately preceding Production Year, upon conversion of ore to Payable Au; provided that, if the Payable Au production in any Production Year after the third Production Year is less than 15,000 ounces, then in each such Production Year, Sandstorm Payable Au shall not be less than 12% of the Payable Au;

“Second Deposit” means the sum of US$2.0 million;

“Second Deposit Funding Conditions” means the following conditions:

(i)                                the representations and warranties of Rambler UK and Rambler Canada contained in Article 20 shall be true and correct, in all material respects, at the time of the payment of the Second Deposit and Sandstorm shall have received a certificate from a duly authorized officer of each of Rambler UK and Rambler Canada to such effect;

(ii)                            Rambler Canada shall have executed to and in favour of Sandstorm, the Project Charge and Sandstorm shall have received evidence to its satisfaction, acting reasonably, of the due registration of the Project Charge;

(iii)                        Rambler UK and Rambler Canada shall have complied in all material respects with the terms of this Agreement and Sandstorm shall have received a certificate from a duly authorized officer of each of Rambler UK and Rambler Canada to such effect; and

(iv)                         Rambler Canada shall have completed the Feasibility Study and delivered a true copy of the same to Sandstorm and Sandstorm shall be satisfied, acting reasonably, that the Feasibility Study is materially the same as the Mine Plan and the mine model prepared by Chaleur Shotcrete Inc. and delivered to Sandstorm in January, 2010 (including without limitation, as to payable Cu and Au production and production costs).

“Second Deposit Funding Date” means the date that is three Business Days after the last of the Second Deposit Funding Conditions has been satisfied, provided that the Second Deposit Funding Date shall occur no later than the Second Deposit Funding Deadline;

“Second Deposit Funding Deadline” means the one year anniversary of the First Funding Date, or such other date as the Second Deposit Funding Date Deadline may be extended to, in the sole discretion of Sandstorm;

“Second Deposit Funding Termination Notice” has the meaning set forth in section 7(a);

“Third Deposit” means the sum of US$13.0 million;

“Third Deposit Funding Termination Notice” has the meaning set forth in section 7(b);

Third Deposit Funding Conditions” means the following conditions:

(i)                             the representations and warranties of Rambler UK and Rambler Canada contained in Article 20 shall be true and correct, in all material respects, at the time of the payment of the Third Deposit and Sandstorm shall have received a certificate from a duly authorized officer of each of Rambler UK and Rambler Canada to such effect;

(ii)                            the Project Charge shall remain in full force and effect;

(iii)                        Rambler UK and Rambler Canada shall have complied in all material respects with the terms of this Agreement and Sandstorm shall have received a certificate from a duly authorized officer of each of Rambler UK and Rambler Canada to such effect; and

(iv)                         Sandstorm shall be fully satisfied, acting reasonably, that Rambler Canada has obtained any and all Project Permits and that the same remain in full force and effect.

“Term” has the meaning set forth in section 4(a);

“Termination Notice” has the meaning set forth in section 4(b);

“Time of Delivery” has the meaning set forth in section 8(d);

“Transaction” means the transactions of purchase and sale of Sandstorm Payable Au contemplated by this Agreement;

“Transfer” when used as a verb, means to sell, grant, assign, encumber, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction;

“TSXV” means the TSX Venture Exchange;

“Uncredited Balance” means the balance, from time to time, of the Upfront Deposit, “…[agreement redacted – proprietary structure]”;

“Uncredited Balance Refund Calculation” has the meaning set forth in section 3(d);

“Uncredited Balance Refund Notice” has the meaning set forth in section 3(c); and

“Upfront Deposit” means the First Deposit, together with the Second Deposit if the Second Deposit has been advanced and together with the Third Deposit if the Third Deposit has been advanced.

2.                                   Termination of Original Gold Purchase Agreement and Agreement of Purchase and Sale

(a)                             By their execution and delivery hereof, the Parties do hereby agree that the

Original Gold Purchase Agreement be and the same is hereby terminated and is replaced in its entirety with this Agreement.

(b)                         Subject to the terms and conditions of this Agreement, from and after the First Deposit Funding Date, Rambler Canada shall sell to Sandstorm and Sandstorm shall purchase from Rambler Canada, the Sandstorm Payable Au, free and clear of any and all Encumbrances, in consideration of those payments set forth in Article 3. “…[agreement redacted — proprietary structure]”.

3.                                 Purchase and Payment

(a)                        In consideration of the obligation to deliver and sell the Sandstorm Payable Au as contemplated in this Agreement, as of the First Deposit Funding Date, Sandstorm has paid the First Deposit to Rambler Canada.

(b)                         Subject to the terms and conditions of this Agreement, from and after the First Deposit Funding Date, in consideration of the payment of the Upfront Deposit, Rambler Canada shall sell to Sandstorm and Sandstorm shall purchase from Rambler Canada, the Sandstorm Payable Au, free and clear of any and all Encumbrances. “…[agreement redacted — proprietary structure]”

(c)                          If, by the expiry or earlier termination of the Term or the Extended Term, if applicable, Rambler Canada has not sold and delivered to Sandstorm, Sandstorm Payable Au having a value sufficient to reduce the Uncredited Balance to nil, then a refund of the Uncredited Balance shall be due and owing by Rambler Canada (as guaranteed by Rambler UK) to Sandstorm in an amount equal to the then remaining Uncredited Balance. If a refund of the Uncredited Balance shall be due and owing by Rambler Canada (as guaranteed by Rambler UK) to Sandstorm, Rambler Canada shall notify Sandstorm (the “Uncredited Balance Refund Notice”) and the Uncredited Balance Refund Notice shall attach a copy of the applicable Uncredited Balance Refund Calculation.

(d)                         Within 60 days of the end of each calendar year, Rambler Canada shall prepare a detailed statement setting out the calculations of the Uncredited Balance on an annual basis (the “Uncredited Balance Refund Calculation”) and setting out the Uncredited Balance Refund Calculation. Rambler Canada shall also prepare a final Uncredited Balance Refund Calculation within 60 days of the expiry or earlier termination of the Term or the Extended Term, if applicable. Each successive Uncredited Balance Refund Calculation shall include the aggregate information from previous Uncredited Balance Refund Calculations, including without limitation, matters settled by the dispute resolution procedures set forth in Article 18. Sandstorm shall have 120 days from the date of delivery of each Uncredited Balance Refund Calculation to dispute the accuracy of an item therein. If Sandstorm and Rambler Canada are unable to resolve any dispute with respect thereto, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in Article 18. If Sandstorm has not disputed the accuracy of an item in an Uncredited Balance Refund

Calculation within 120 days after the delivery thereof, then Sandstorm will be deemed to have agreed with the Uncredited Balance Refund Calculation.

(e)                           Notwithstanding any other provision of this Agreement, if within 18 months after the date of the Original Gold Purchase Agreement, the Property has not begun producing Au from a mine that is fully constructed (in the manner contemplated in the Feasibility Study) and permitted, then at the sole option of Sandstorm, in its sole and unfettered discretion, upon five Business Days prior written notice to Rambler Canada, Sandstorm shall have the right to require Rambler Canada (as guaranteed by Rambler UK) forthwith, without setoff, deduction or defalcation, to refund to Sandstorm the Upfront Deposit together with interest thereon at a rate of 8% per annum and to terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder, save and except as provided in the applicable provisions of section 7(b) and (c), this section, Articles 17,18, 22, 23 and 24. For greater certainty and without limitation, it is understood and agreed that Sandstorm shall have the right to waive compliance with this section, in its sole and absolute discretion. Upon receipt of the Upfront Deposit together with interest thereon as aforesaid, Sandstorm shall execute to and in favour of Rambler Canada a release in respect of the Project Charge (failing payment of the Upfront Deposit, Sandstorm shall be entitled to realize upon the Project Charge).

(f)                                Notwithstanding any other provision of this Agreement, if within 24 months from the date Au is first produced from the mine on the Property, the Property has not produced and sold a minimum of 24,000 ounces of Payable Au (i.e. 6,000 ounces of Sandstorm Payable Au), then at the sole option of Sandstorm, in its sole and unfettered discretion, upon five Business Days prior written notice to Rambler Canada, Sandstorm shall have the right to require Rambler Canada (as guaranteed by Rambler UK) to refund that portion of the Upfront Deposit which is equal to the following: US$20.0 million multiplied by (24,000 - Sandstorm Payable Au) divided by 24,000. Rambler Canada (as guaranteed by Rambler UK) shall pay such refund without setoff, defalcation or deduction. Payments made to Sandstorm pursuant to this section shall reduce the Uncredited Balance.

(g)                           Notwithstanding any other provision of this Agreement, Rambler Canada (as guaranteed by Rambler UK) does hereby guarantee to and in favour of Sandstorm that Sandstorm shall receive: (i) a minimum of US$3.6 million in cash flow from the purchase of Sandstorm Payable Au hereunder during the first 12 months after the Commencement of Commercial Production; (ii) a minimum of US$3.6 million in cash flow from the purchase of Sandstorm Payable Au hereunder during the next 12 months after the Commencement of Commercial Production; and (iii) a minimum of US$3.1 million in cash flow from the purchase of Sandstorm Payable Au hereunder during the next 12 months after the Commencement of Commercial Production. To the extent that Sandstorm does not receive any such minimum cash flows, Rambler Canada (as guaranteed by Rambler UK) shall forthwith at the end of each and every said 12 month period, refund to Sandstorm, without setoff, defalcation or deduction. the amount of any deficiency. No amounts are payable by Rambler Canada to Sandstorm under this section 3(g) after the Uncredited Balance has been reduced to zero. Payments made to Sandstorm pursuant to this section shall reduce the Uncredited Balance.

4.                                   Term

(a)                             The term of this Agreement shall commence on the date of the execution and delivery hereof and subject to Article 9, shall continue until the date that is 40 years after the date hereof (the “Term”).

(b)                             Sandstorm may terminate this Agreement at the end of the Term by providing to Rambler Canada, not less than 90 days, prior to the expiry of the Term, written notice of its intention to terminate (a “Termination Notice”). If Sandstorm has not delivered a Termination Notice within 90 days prior to the expiry of the Term, then this Agreement shall continue in force for successive ten year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with section 4(c).

(c)                              Sandstorm may terminate an Extended Term by providing to Rambler Canada, prior to the end of such Extended Term, written notice of its intention to terminate the Extended Term.

5.                                   Covenants of Rambler UK and Rambler Canada

Rambler Canada covenants and agrees (as guaranteed by Rambler UK) to and in favour of Sandstorm as follows and acknowledges and agrees that Sandstorm is relying on such covenants in executing and delivering this Agreement:

(a)                         Rambler Canada and Rambler UK shall only use the Upfront Deposit to fund capital expenditures which are required to construct and develop the Property in a manner that is consistent with the Mine Plans. Notwithstanding the foregoing, Rambler Canada and Rambler UK may make changes to construction plans to improve upon the plans in the Mine Plans and the Upfront Deposit may be used to fund any related capital expenditures so long as such departures do not result in Rambler UK or Rambler Canada no longer having sufficient funds to bring the Property to the Commencement of Commercial Production.

(b)                             Rambler UK and Rambler Canada shall limit spending on all of their properties (other than the Property) to levels as agreed with Sandstorm in its sole discretion, but acting reasonably, until the Property attains the Commencement of Commercial Production.

(c)                              Subject to the provisions of section 5(d), during the Term and the Extended Term, as the case may be, Rambler UK and Rambler Canada and their respective affiliates and subsidiaries shall not enter into any future gold stream agreements, royalty agreements or other agreements (excluding Hedging Arrangements), in respect of the Property without the prior written consent of Sandstorm.

(d)                         Rambler Canada and Rambler UK shall provide Sandstorm with monthly construction, development, operational and cash expenditure reports until such time as the Property attains the Commencement of Commercial Production. Rambler UK and Rambler Canada shall notify Sandstorm on a timely basis and in accordance with its monthly reporting procedures as set forth in Article 6, of any material departures from the Mine Plans including cost overruns (if any) with respect to construction of the Property as well as any negative, material impact on Au to be produced, either in amount or timing, together with Rambler Canada’s plans for rectifying the situation.

(e)                             Rambler Canada shall use its best efforts to obtain all Project Permits.

(f)                              Rambler Canada shall cause the Feasibility Study to be completed on or before March 4, 2011.

(g)                             Rambler UK and Rambler Canada shall at all times during the Term do and cause to be done all things necessary to maintain their respective corporate existence. Rambler Canada shall at all times during the Term do all things necessary to maintain the Property in good standing including paying all taxes owing in respect thereof. During the Term, Rambler Canada shall not abandon any of the claims, leases, lands or tenements forming a part of the Property unless Rambler Canada provides evidence satisfactory to Sandstorm, acting reasonably, that it is not economical, as at the date of determination, to produce Minerals from such claims, leases, lands or tenements.

6.                                   Monthly Reports and Annual Reports

(a)                             During the Term and the Extended Term, as the case may be, Rambler Canada shall deliver to Sandstorm a Monthly Report on or before the 15th Business Day after the last day of each calendar month.

(b)                             During the Term and the Extended Term, as the case may be, Rambler Canada shall deliver to Sandstorm: (i) an Annual Sales Report, on or before 30 days after the last day of each calendar year; and (ii) an Annual Operational Report on or before 90 days after the last day of each fiscal year.

(c)                              Sandstorm shall have the right to dispute an Annual Report in accordance with the provisions of this Article 6. If Sandstorm disputes an Annual Report:

(i)                                Sandstorm shall notify Rambler Canada in writing within 120 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Audit Dispute Notice”);

(ii)                            Sandstorm and Rambler Canada shall have 60 days from the date the Audit Dispute Notice is delivered by Sandstorm to resolve the dispute. If Sandstorm and Rambler Canada have not resolved the dispute within the said 60 day period, a mutually agreed independent third party expert will be appointed to prepare a report with respect to the dispute in question (the “Expert’s Report”). If Sandstorm and Rambler Canada have not agreed upon such expert within a further 10 days after the said 60 day period, then the dispute as to the expert shall be resolved by the dispute mechanism procedures set forth in Article 18.

(iii)                        if the Expert’s Report concludes that the actual number of ounces of Sandstorm Payable Au varies by two percent or less from the number of ounces of Sandstorm Payable Au set out in the Annual Sales Report, then the cost of the Expert’s Report shall be borne by Sandstorm;

(iv)                         if the Expert’s Report concludes that the number of ounces of Sandstorm Payable Au varies by more than two percent from the number of ounces of Sandstorm Payable Au set out in the Annual Sales Report, then the cost of the Expert’s Report shall be borne by Rambler Canada; and

(v)                             if either Sandstorm or Rambler Canada disputes the Expert’s Report and such dispute is not resolved between the Parties within ten days after the date of delivery of the Expert’s Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in Article 18.

(d)                             If Rambler Canada does not deliver a (draft or final) Monthly Report or an Annual Report as required pursuant to this Article 6, Sandstorm shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of Rambler Canada, an audit of the books and records of Rambler UK and Rambler Canada relevant to the production and delivery of Sandstorm Payable Au produced during the calendar month or calendar year in question (the “Sandstorm Audit”) in conjunction with the provisions of Article 12. Rambler UK and Rambler Canada shall grant Sandstorm or its representatives or agents access to all such books and records on a timely basis. In order to exercise this right, Sandstorm must provide not less than 14 days’ written notice to Rambler Canada of its intention to conduct the Sandstorm Audit. If within seven days of receipt of such notice, Rambler Canada delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm shall have no right to perform the Sandstorm Audit. If Rambler Canada delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the Sandstorm Audit, the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm as set forth in section 6(c). Otherwise, absent any manifest or gross error in the Sandstorm Audit, the Sandstorm Audit shall be final and conclusive, subject to the provision of Article 18.

7.                                   Conditions Satisfaction – Second Deposit and Third Deposit

(a)                           Sandstorm shall deliver the Second Deposit to Rambler Canada on the Second Deposit Funding Date which shall occur no later than the Second Deposit Funding Date Deadline. Notwithstanding the foregoing, if the Second Deposit is not delivered to

Rambler Canada on or before the Second Deposit Funding Date Deadline by reason of the Second Deposit Funding Conditions not having been satisfied then Sandstorm may by written notice (the “Second Deposit Funding Termination Notice”); (i) demand the return of the First Deposit which shall be payable forthwith by Rambler Canada (as guaranteed by Rambler UK) together with interest thereon at a rate of 8% per annum to Sandstorm without set-off, deduction or defalcation; and (ii) terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder, save and except as provided in this section and Articles 11, 17, 18, 22, 23 and 24 and Sandstorm shall have no obligation to advance the Second Deposit or the Third Deposit. For greater certainty and without limitation, it is understood and agreed that Sandstorm shall have the right to waive compliance with any of the Second Deposit Funding Conditions or to extend the Second Deposit Funding Date Deadline, in its sole and absolute discretion. Upon receipt of the First Deposit together with interest thereon as aforesaid, Sandstorm shall execute to and in favor of Rambler Canada a release in respect of the Project Charge (failing refund of the First Deposit, Sandstorm shall be entitled to realize upon the Project Charge).

(b)                             Sandstorm shall deliver the Third Deposit to Rambler Canada on the Third Deposit Funding Date which shall occur no later than the Third Deposit Funding Date Deadline. Notwithstanding the foregoing, if the Third Deposit is not delivered to Rambler Canada on or before the Third Deposit Funding Date Deadline by reason of the Third Deposit Funding Conditions not having been satisfied then Sandstorm may by written notice (the “Third Deposit Funding Termination Notice”); (i) demand the return of the First Deposit and the Second Deposit which shall be payable forthwith by Rambler Canada (as guaranteed by Rambler UK) together with interest thereon at a rate of 8% per annum to Sandstorm without set-off, deduction or defalcation; and (ii) terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder, save and except as provided in this section, section 7(a) and Articles 11, 17, 18, 22, 23 and 24 and Sandstorm shall have no obligation to advance the Third Deposit. For greater certainty and without limitation, it is understood and agreed that Sandstorm shall have the right to waive compliance with any of the Third Deposit Funding Conditions or to extend the Third Deposit Funding Date Deadlines, in its sole and absolute discretion Upon receipt of the First Deposit and the Second Deposit together with interest thereon as aforesaid, Sandstorm shall execute to and in favour of Rambler Canada a release in respect of the Project Charge (failing refund of the First Deposit and the Second Deposit, Sandstorm shall be entitled to realize upon the Project Charge).

8.                                   Delivery of Minerals, Payments and Documentation in respect of Offtake

(a)                             Commencing as of the First Deposit Funding Date and during the Term and the Extended Term, Rambler Canada shall deliver and sell to Sandstorm all Sandstorm Payable Au to be delivered and sold under this Agreement to “…[agreement redacted — proprietary structure]” Sandstorm from time to time (the “Place of Delivery”).

(b)                             Rambler Canada shall notify Sandstorm in writing at least one Business Day before any delivery and credit to the account of Sandstorm of the number of ounces of Refined Au to be delivered “…[agreement redacted – proprietary structure]” (i.e. the Sandstorm Payable Au) and the estimated date and time of delivery and credit.

(c)                              Within five Business Days of the end of each calendar month, Rambler Canada shall deliver and credit to the metal account of Sandstorm Refined Au in an amount equal to the number of ounces of Sandstorm Payable Au specified in the Monthly Report for the calendar month most recently ended.

(d)                             Delivery of all Refined Au shall be deemed to have been made at the time Sandstorm Payable Au is credited to the Place of Delivery (the “Time of Delivery”).

(e)                           Title to and risk of loss of Sandstorm Payable Au shall pass from Rambler Canada to Sandstorm at the Time of Delivery.

(f)                                  All Deductions relating to each shipment of Minerals and/or Refined Au and all costs and expenses pertaining to the delivery and credit of Refined Au to the place of delivery shall be borne by Rambler Canada.

(g)                             At the Time of Delivery, Rambler Canada shall deliver to Sandstorm an invoice setting out the number of ounces of Sandstorm Payable Au so credited and the Purchase Price for such Refined Au.

(h)                              If Sandstorm disputes the accuracy of any invoice, it shall notify Rambler Canada within six months from the earlier of the date of receipt by Sandstorm of such invoice and the date of credit to the metal account of Sandstorm of the relevant shipment of Sandstorm Payable Au.

9.                                   Early Termination

(a)                             The Parties (Rambler UK and Rambler Canada acting as one Party) for the purposes of this section may terminate this Agreement at any time by mutual written consent.

In addition, Sandstorm shall have the right to terminate this Agreement, effective upon ten days’ prior written notice to Rambler Canada, if any of the following shall occur (each, a “Rambler Canada Event of Default”):

(i)                                  Rambler UK or Rambler Canada defaults in any material respect in the performance of any of their respective covenants or obligations contained in this Agreement or in the Project Charge and such default is not remedied to the reasonable satisfaction of Sandstorm within 30 days after receipt of written notice of such default by Rambler Canada;

(ii)                           upon the occurrence of any Insolvency Event affecting Rambler UK or Rambler Canada;

(iii)                          the Nugget pond plant shall not be crushing at a rate of 850 tonnes of ore per day (after adjusting for a reasonable availability factor) within 30 months or first production of Au from the Property; and

(iv)                        if the Project Charge has ceased to be valid, binding and enforceable in accordance with its terms.

For greater certainty and without limitation, Sandstorm shall have the right to waive one or more Rambler Canada Events of Default, all without prejudice to any and all rights of Sandstorm with respect to any and all Rambler Canada Events of Default.

(b)                             If a Rambler Canada Event of Default occurs and is continuing, in addition to and not in substitution for any other remedies available at law or in equity, Sandstorm shall have the right, upon written notice to Rambler Canada, at its option, to: (i) demand repayment of the remaining Uncredited Balance (the “Rambler Canada Default Fee”), without interest, at the time of the occurrence of the applicable Rambler Canada Event of Default; and (ii) if the Rambler Canada Event of Default results from the failure of Rambler Canada to sell Sandstorm Payable Au to Sandstorm as contemplated by Article 2 of this Agreement and to deliver Sandstorm Payable Au to Sandstorm as contemplated by Article 8, Sandstorm shall have the right to seek damages in excess of the Uncredited Balance. Upon demand from Sandstorm, which demand shall include a calculation of the Rambler Canada Default Fee, Rambler Canada (as guaranteed by Rambler UK) shall promptly pay the Rambler Canada Default Fee in cash by wire transfer, in immediately available funds, to a bank account designated by Sandstorm. For greater certainty and without limitation, in the event Rambler Canada is required to pay the Rambler Canada Default Fee to Sandstorm, the provisions set forth in section 3(e) requiring the refund of the Uncredited Balance will no longer be applicable.

(c)                              The Parties hereby acknowledge that: (i) Sandstorm will be damaged by a Rambler Canada Event of Default; and (ii) any sums payable or retainable pursuant to this Article 9 are in the nature of liquidated damages, not a penalty and are fair and reasonable.

(d)                             If Sandstorm elects to demand payment of the Rambler Canada Default Fee and/or damages pursuant to paragraph (c) of this section, this Agreement shall be deemed terminated upon the payment by or on behalf of Rambler Canada or the Rambler Canada Default Fee and/or the applicable damages.

(e)                             Termination of this Agreement under this Article shall not terminate any payment or delivery obligation hereunder that arose prior to the time of termination.

10.                          Offtake Agreements

(a)                             Each Offtake Agreement shall be on arm’s length commercial terms, consistent with normal industry standards and practice in the United States of America or Canada with respect to the payable adjustment factor. Rambler UK shall promptly disclose to Sandstorm the terms of any such agreements and any amendments to the material terms and conditions of any Offtake Agreements that may affect Sandstorm and that does not disadvantage Au as compared to other metals including Cu and silver.

(b)                             Rambler Canada hereby agrees to indemnify and hold Sandstorm and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this Article 10. This section shall survive the termination of this Agreement.

11.                        Guarantees

Guarantee of Rambler Canada Obligations by Rambler UK

(a)                           Rambler UK hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Rambler Canada pursuant to this Agreement (collectively, the “Rambler Canada Guaranteed Obligations”). Rambler UK shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Rambler Canada.

(b)                         Rambler UK shall indemnify and save Sandstorm and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section. This section 11(ii) shall survive the termination of this Agreement.

(c)                            Subject to the provisions of section 11(e) and 15, Rambler UK shall not Transfer all or any part of its obligations set forth in this section without the prior written consent of Sandstorm, such consent not to be unreasonably withheld.

(d)                           Neither Rambler UK nor Rambler Canada shall consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all their respective assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or Transfer, the resulting, surviving or transferee entity agrees to assume in favour of Sandstorm all the obligations of Rambler UK and Rambler Canada under this Agreement and unless in the opinion of Sandstorm, acting reasonably, such entity has the financial. operational and technical capability to observe and perform the covenants, agreements and obligations of Rambler UK and Rambler Canada under this Agreement. The foregoing right of Sandstorm to exercise its opinion and determine whether such entity has the financial, operational and technical capability shall terminate at such time as Sandstorm has received 43,750 ounces of Sandstorm Payable Au and the Uncredited Balance has been reduced to zero,

(e)                           The obligations of Rambler UK and Rambler Canada under this section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and Rambler UK and Rambler Canada hereby jointly and severally consent to or waive, as applicable, to the fullest extent permitted by applicable law):

(1)  any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Rambler Canada Guaranteed Obligations, security, person or otherwise;

(2)  any modification or amendment of or supplement to the Rambler Canada Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(3)  any release, non-perfection or invalidity of any direct or indirect security for any of the Rambler Canada Guaranteed Obligations;

(4)  any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Rambler Canada;

(5)  the existence of any claim, set-off or other rights which Rambler UK and Rambler Canada may have at any time against Sandstorm or Sandstorm;

(6)  any invalidity, illegality or unenforceability relating to or against Rambler Canada or any provision of applicable law or regulation purporting to prohibit the payment by Rambler UK or Rambler Canada of any amount in respect of the Rambler Canada Guaranteed Obligations;

(7)  any limitation, postponement, prohibition, subordination or other restriction on the rights of Sandstorm to payment of the Rambler Canada Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(8)  any release, substitution or addition of any co-signer, endorser or other guarantor of the Rambler Canada Guaranteed Obligations;

(9)  any defence arising by reason of any failure of Sandstorm to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the Rambler Canada Guaranteed Obligations or the existence, creation or incurring of new or additional Rambler Canada Guaranteed Obligations;

(10)  any defence arising by reason of any failure of Sandstorm to proceed against Rambler Canada or any other person, to proceed against, apply or exhaust any security held from Rambler Canada or any other person for the Rambler Canada Guaranteed Obligations, to proceed against, apply or exhaust any security held from Rambler Canada or any other person for the Rambler Canada Guaranteed Obligations or to pursue any other remedy in the power of Sandstorm whatsoever;

(11)  any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(12)  any defence arising by reason of any incapacity, lack of authority or other defence of Rambler Canada or any other person, or by reason of the cessation from any cause whatsoever of the liability of Rambler Canada or any other person in respect of any of the Rambler Canada Guaranteed Obligations except as a result of the payment in full of the Rambler Canada Guaranteed Obligations or by reason of any act or omission of Sandstorm or others which directly or indirectly results in the discharge or release of Rambler Canada or any other person or all or any part of the Rambler Canada Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(13)  any defence arising by reason of any failure by Sandstorm to obtain, perfect or maintain a perfected or prior (or any) security interest or Encumbrance upon any property of Rambler Canada or any other person, or by reason of any interest of Sandstorm in any property, whether as owner thereof or the holder of a security interest or Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Sandstorm of any right to recourse or collateral;

(14)  any defence arising by reason of the failure of Sandstorm to marshal any property;

(15)  any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Rambler Canada or any other person, including any discharge of, or bar against collecting, any of the Rambler Canada Guaranteed Obligations, in or as a result of any such proceeding; or

(16) any other act or omission to act or delay of any kind by Rambler Canada, Sandstorm or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this subsection (e), constitute a legal or equitable discharge, limitation or reduction of the obligations of Rambler Canada or Rambler UK hereunder (other than the payment or performance in full of all of the Rambler Canada Guaranteed Obligations).

To the extent permitted by applicable law, the foregoing provisions of this subsection (e) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Rambler Canada is to destroy or diminish any subrogation rights of Rambler UK or Rambler Canada or any rights of Rambler UK and Rambler Canada to proceed against Sandstorm for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Rambler UK and Rambler Canada.

(f)                                Sandstorm shall not be bound to exhaust its recourse against Rambler Canada or any other persons or to realize on any securities it may hold in respect of the Rambler Canada Guaranteed Obligations before being entitled to payment or performance from Rambler UK or Rambler Canada under this section and Rambler UK and Rambler Canada hereby renounce all benefits of discussion and division.

12.                          Books; Records; Inspections

Rambler UK and Rambler Canada shall keep true, complete and accurate books and records of all material operations and activities with respect to the Property, including the processing of Minerals therefrom, where applicable, prepared in accordance with the Accounting Principles, consistently applied. Subject to the confidentiality provisions of this Agreement and in addition to the provisions of section 6(d), Sandstorm and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of Rambler UK and Rambler Canada relevant to the delivery of Sandstorm Payable Au pursuant to this Agreement during the Term or the Extended Term, as the case may be, to confirm compliance by Rambler Canada with the terms of this Agreement. Sandstorm shall diligently complete any audit or other examination permitted hereunder. For greater certainty and without limitation, Sandstorm shall have access to all documents provided by the Offtaker to Rambler Canada to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to the Au produced from the Property vis a vis the Offtaker and that are, in any manner, relevant to the calculation of Sandstorm Payable Au or the delivery and credit in respect thereof, in each instance. All costs and expenses of any audit or other examination permitted in this section shall be paid by Sandstorm, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by Rambler Canada of equal to or greater than two percent, in which event the reasonable costs of such audit or other examination shall be paid by Rambler Canada.

13.                          Conduct of Mining Operations, etc.

(a)                            All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development and mining operations related to the Property shall be made by Rambler Canada in its sole and absolute discretion.

(b)                             Sandstorm has no contractual rights relating to the development or operation of any of the operations of Rambler Canada, including without limitation, the Property or any of its properties and, except as provided herein, Sandstorm shall not be required to contribute to any capital or expenditures in respect of operations at the Property. Except as provided in this Agreement and the Project Charge, Sandstorm has no right, title or interest in and to the Property and for greater certainty, any rights pursuant to the Mineral Act, Newfoundland.

(c)                              Sandstorm is not entitled to any form or type of compensation or payment from Rambler Canada if Rambler Canada discontinues or ceases operations from the Property save and except as provided in Article 3. Save and except as provided in Article 3, this Agreement shall in no way be construed or considered a guarantee as to the delivery of any amount of Sandstorm Payable Au, as the case may be, on an annual basis or over the life of the Property.

(d)                             Rambler Canada shall perform or cause to be performed all processing operations and activities in respect of the Property in a commercially prudent manner and in accordance with good processing, engineering and environmental practices prevailing in the industry.

(e)                             At reasonable times and with Rambler Canada’s prior consent (which shall not be unreasonably withheld or delayed), at the sole risk and expense of Sandstorm, Sandstorm shall have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by Rambler UK and/or Rambler Canada and/or their respective affiliates and that is to process Minerals produced from the Property, for the purpose of enabling Sandstorm to monitor compliance by Rambler Canada with the terms of this Agreement and to prepare technical reports on the Property in compliance with National Instrument 43-101.

(f)                                  Rambler Canada will cooperate with and will allow Sandstorm access to technical information pertaining to the Property to permit Sandstorm to prepare technical reports on the Property in accordance with National Instrument 43-101 or to comply with Sandstorm’s disclosure obligations under applicable Canadian and/or US securities laws and/or stock exchange rules and policies, provided that to the extent permitted by law, Sandstorm will use the same report writer as Rambler UK to prepare all technical reports that Sandstorm is required to prepare and to use the same reports as Rambler UK (re-addressed to Sandstorm) and if Sandstorm is unable to use the same report writer as Rambler UK to prepare a required technical report, it will choose a Person to write the technical report that is acceptable to Rambler UK, acting reasonably, and Sandstorm will not finalize the technical report until Rambler UK has been provided with a reasonable opportunity to comment on the contents of the technical report and Sandstorm will act in good faith and will use its best efforts to incorporate Rambler UK’s comments into the technical report to the extent Rambler UK’s comments are made to conform the technical report with the existing disclosure of Rambler UK. Rambler UK will promptly deliver to Sandstorm any updated National Instrument 43-101 reports or mineral reserve and mineral resource estimates produced that pertain to the Property.

(g)                             Rambler Canada shall ensure that all Au is produced from the Property in a prompt and timely manner consistent with sound mining processing, engineering and environmental practices. In addition, Rambler Canada shall mine and process the ore from the Property in a manner consistent with industry standards and practices that would be expected by a person receiving/buying Payable Au. If Rambler Canada wishes to commingle the Minerals produced from the Property with other Minerals, the same shall be subject to the prior approval of Sandstorm, acting reasonably, provided that Sandstorm is satisfied, acting reasonably, that it shall not be disadvantaged as a result of such commingling including ensuring that ore to which Sandstorm is entitled to a percentage of is neither displaced nor processed at a lower rate as a result of such co-mingling and further provided that a method is agreed upon by Sandstorm and Rambler Canada to determine the quantum of Au produced from the Property.

14.                          Right of First Offer

Rambler UK and Rambler Canada for and on behalf of themselves and each of their respective subsidiaries and affiliates, do hereby grant to and in favour of Sandstorm, a right of first offer with respect to a gold stream agreement, royalty or other arrangements (excluding any Hedging Managements) from any property other than the Property proposed to be entered into by any of them, excluding any Hedging Arrangements. If Rambler UK and Rambler Canada or their respective subsidiaries and affiliates seek to develop a mine on any property (other than the Property) and seek to enter into any such arrangement, they shall first provide written notice to Sandstorm and provide Sandstorm with a right of first offer with respect thereto. If Sandstorm is interested in any such arrangement, then Sandstorm shall have 30 days after receipt of the aforesaid notice to make a written offer with respect to the purchase of the applicable Au production. Any such offer received by Rambler UK and Rambler Canada within the 30 day period will be presented to the management and board of directors of Rambler UK but Rambler UK and Rambler Canada shall be under no obligation to consummate any agreement with respect to any such arrangement with Sandstorm.

15.                          Restricted Transfer Rights of Rambler UK and Rambler Canada

During the Term or the Extended Term, as the case may be, Rambler UK and Rambler Canada may not Transfer, in whole or in part: (i) the Property; (ii) their rights and obligations under this Agreement; or (iii) with respect to Rambler UK, the shares in the capital of Rambler Canada; in each case, unless the following conditions are satisfied and upon such conditions being satisfied in respect of such Transfer, each of Rambler UK and Rambler Canada (as contemplated in section 11(a)(iii)) shall be released from their respective obligations under this Article:

(i)                                Rambler UK and Rambler Canada shall provide Sandstorm with at least 30 days prior written notice of their intent to Transfer;

(ii)                            until such time as Sandstorm has received 43,750 ounces of Sandstorm Payable Au and the Uncredited Balance has been reduced to zero, any purchaser, merged company, transferee or assignee shall have, in the opinion of Sandstorm, acting reasonably, the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of Rambler UK and Rambler Canada on a consolidated basis under this Agreement;

(iii)                        any purchaser, merged company, transferee or assignee agrees in writing in favour of Sandstorm to be bound by the terms of this Agreement, including without limitation, this section;

(iv)                         any transferee that is a mortgagee, chargeholder or encumbrancer undertakes to obtain an agreement in writing in favour of Sandstorm from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement and the Project Charge, as applicable and to the extent possible; and

(v)                             Sandstorm does not suffer a Material Adverse Change in relation to the Transaction.

For greater certainty and without limitation in the event that, in the opinion of Sandstorm, acting reasonably, any purchaser, transferee or assignee (other than a purchaser, transferee or assignee of a mortgagee, chargeholder or encumbrancer) does not have the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of Rambler UK and Rambler Canada under this Agreement, Rambler UK and Rambler Canada may not complete the transfer.

16.                          Transfer Rights of Sandstorm

During the Term or Extended Term, as the case may be, from and after such time as Sandstorm has advanced the Third Deposit to Rambler Canada, Sandstorm shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement, except the right of offer under Article 14 (which may only be transferred to an affiliate), upon the provision of ten Business Days prior written notice to Rambler Canada together with an executed assignment and assumption agreement of the Person to whom such rights and obligations are transferred (if such rights are not assumed by any Transferee by operation of law) whereupon Sandstorm shall be released from its obligations under this Agreement. If Sandstorm Canada shall not have advanced the Third Deposit to Rambler Canada, then Sandstorm shall only have a right to Transfer, in whole or in part, its rights and obligations under this Agreement, except the right of offer under Article 14 (which may only be transferred to an affiliate) if the Person to whom such rights and obligations are transferred has the financial capability to pay the then outstanding Second Deposit and Third Deposit.

17.                          Confidentiality

(a)                             Subject to section 17(b), none of Sandstorm nor Rambler UK and Rambler Canada, Rambler UK and Rambler Canada acting as a second Party for the purposes of this section) shall, without the express written consent of the other Party, disclose any non-public information received under or in connection with this Agreement or in respect of the Property, other than to its respective directors, employees, agents, bankers and/or consultants and/or requisite regulatory authorities in connection with the procurement of consents and approvals contemplated hereunder and neither Party shall issue any press releases concerning the Property without the consent of the other Party, after the other Party has first reviewed the terms of such press release. Each Party agrees to reveal such information only to its respective directors, employees, agents, bankers and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Article 17. In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)                             Notwithstanding the foregoing: (i) Sandstorm and Rambler UK shall be entitled to publicly file a copy of this Agreement in such manner(s) as may be required by applicable securities laws (subject to such redactions as may be mutually agreed to by the Parties, such mutual agreement to be procured within five Business Days of the execution and delivery of this Agreement); (ii) each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party or to allow a current or potential bona fide provider of finance to conduct due diligence provided that the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party; and (iii) each Party may disclose information for the purposes of any arbitration proceeding commenced under Article 18 of this Agreement.

18.                          Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. For the purposes of this section Rambler UK and Rambler Canada act as one Party.

Failing resolution satisfactory to either Party, within ten days of the time frame specified herein or if no time frame is specified within ten days of the delivery of notice by either Party of said dispute, which shall be after the dispute remains open for a period of 90 days either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, British Columbia, pursuant to the rules of the British Columbia International Commercial Centre (the “BCICAC”). The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its International Commercial Arbitration Rules of Procedure, subject to the following:

(a)                             To demand arbitration either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days of receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)                             The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days of the Responding Party’s answer, failing which each of the Demanding Party and the Responding Party shall select one qualified arbitrator within five Business Days of the Responding Party’s answer. Each arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrator(s) so chosen shall select a neutral arbitrator within five Business Days of their selection.

(c)                              No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator(s) shall make their majority determination in writing and shall deliver one copy to each of the Parties. The written decision of the arbitrator(s) shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator(s) to any court. The decision rendered by the arbitrator(s) may be entered into any court for enforcement purposes.

(d)                             The arbitrator(s) may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)                             The arbitrator(s) shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator(s) in their majority determination, if applicable. The arbitrator(s) may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(f)                                  All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(g)                             The Parties agree to treat as confidential information, in accordance with the provisions of Article 17, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under Article 18.

19.                            Representations and Warranties of Sandstorm

Sandstorm, acknowledging that Rambler UK and Rambler Canada are entering into this Agreement in reliance thereon, hereby represents and warrants to Rambler UK and Rambler Canada as follows:

(a)                             Sandstorm is a corporation duly and validly existing under the laws of its governing jurisdiction and Sandstorm is up to date in respect of all filings required by law or by any governmental authority.

(b)                             Sandstorm has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. Sandstorm has received all requisite board of director approvals with respect to the execution and delivery of this Agreement.

(c)                              This Agreement has been duly and validly executed and delivered by each of Sandstorm and constitutes a legal, valid and binding obligation of Sandstorm enforceable against Sandstorm in accordance with its terms.

(d)                             Sandstorm has not made an assignment for the benefit of creditors, nor is Sandstorm the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sandstorm and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Sandstorm is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(e)                             Sandstorm is in compliance in all material respects with the rules, policies and regulations of the TSXV.

(f)                                  Sandstorm has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSXV, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

(g)                             This Agreement and the exercise of the rights and performance of the obligations of Sandstorm hereunder do not and will not: (i) conflict with any agreement, mortgage, bond or other instrument to which Sandstorm is a party or which is binding on their respective assets; (ii) conflict with their respective constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(h)                              No regulatory or third party consents or approvals are required to be obtained by Sandstorm in connection with the execution and delivery or the performance by Sandstorm of this Agreement or the transactions contemplated hereby other than have been obtained by Sandstorm.

20.                            Representations and Warranties of Rambler UK and Rambler Canada

Rambler UK and Rambler Canada, acknowledging that Sandstorm is entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Sandstorm as follows and agree that such representations and warranties shall remain true and correct during the Term and the Extended Term:

(a)                             Each of Rambler UK and Rambler Canada is a corporation duly and validly existing under the laws of its governing jurisdiction and each of Rambler UK and Rambler Canada is up to date in respect of all filings required by law or by any governmental authority.

(b)                             Each of Rambler UK and Rambler Canada has the requisite corporate power and capacity to enter into this Agreement and to perform its respective obligations hereunder. Each of Rambler UK and Rambler Canada has received all requisite board of director approvals with respect to the execution and delivery of this Agreement. Rambler UK owns all of the issued and outstanding shares of Rambler Canada.

(c)                              This Agreement has been duly and validly executed and delivered by each of Rambler UK and Rambler Canada and constitutes a legal, valid and binding obligation of each of Rambler UK and Rambler Canada enforceable against each of Rambler UK and Rambler Canada in accordance with its terms.

(d)                             This Agreement and the exercise of the rights and performance of the respective obligations of Rambler UK and Rambler Canada hereunder do not and will not; (i) conflict with any agreement, mortgage, bond or other instrument to which either of Rambler UK and Rambler Canada is a party or which is binding on their respective assets; (ii) conflict with their respective constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(e)                             Other than as specified in this Agreement, no regulatory or third party consents or approvals are required to be obtained by Rambler UK and Rambler Canada in connection with execution and delivery or the performance by either of them of this Agreement or the Transaction contemplated hereby.

(f)                                  Neither Rambler UK nor Rambler Canada has made an assignment for the benefit of creditors nor is either Rambler UK or Rambler Canada the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law; no receiver or receiver/manager has been appointed for all or any substantial part of its respective properties or business and its respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither Rambler UK nor Rambler Canada is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(g)                             No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Property, save and except for the Permitted Encumbrances or any of the Au therein, thereon or thereunder or derived therefrom or any shares of Rambler UK and Rambler Canada.

(h)                              Rambler Canada has all necessary corporate power to own the Property and to commence mining the Property, Rambler Canada is in material compliance with all material applicable laws and licences, registrations, permits, consents and qualifications to which the Property is subject. Rambler Canada will use commercially reasonable efforts to maintain all material permits necessary to commence mining the Property, including without limitation, the Project Permits.

(i)                                  Rambler Canada has sufficient right, title and interest in and to the Property including without limitation, access rights thereto, in order to attain the Commencement of Commercial Production and to produce Cu/Au.

(j)                                   At the Time of Delivery, Rambler Canada will have and will deliver to Sandstorm during the Term and the Extended Term, as the case may be, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership of and title in and to, and actual and exclusive possession of Sandstorm Payable Au, free and clear of any and all Encumbrances.

(k)                              Neither Rambler UK and/or Rambler Canada is in default of any credit facility or material contract they have executed and delivered, to which their assets are subject or by which their assets are bound.

(l)                                   Each of Rambler UK and Rambler Canada has made available to Sandstorm all material information in their respective control or possession with respect to the Properties and all corporate matters pertaining to Rambler UK and Rambler Canada, as requested by Sandstorm.

(m)                         No Material Adverse Change has occurred with respect to the Property from the date of Sandstorm’s visit thereto in February 2010.

21.                            Project Charge

To the extent necessary, Rambler UK and Rambler Canada shall provide their written consent or signature to any documents or things necessary to accomplish such registration, recordation and notice with respect to the Project Charge. Neither Rambler UK nor Rambler Canada shall amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a departure from the provisions of the Project Charge without the prior written consent of Sandstorm, such consent not to be unreasonably withheld.

22.                            Indemnity of Sandstorm

Sandstorm agrees to indemnify and save harmless Rambler UK and Rambler Canada, without duplication, and their respective directors, officers, employees and agents from and against any and all actual Losses suffered or incurred by them that arise out of or relate to any failure of Sandstorm to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sandstorm pursuant to this Agreement. This clause shall survive termination of this Agreement.

23.                            Indemnity of Rambler Canada and Rambler UK

Rambler UK and Rambler Canada jointly and severally agree to indemnify and save Sandstorm and its directors, officers, employees and agents harmless from and against any and all actual Losses suffered or incurred by them, that arise out of or relate to any failure of Rambler UK and/or Rambler Canada to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Rambler UK or Rambler Canada pursuant to this Agreement. This clause shall survive termination of this Agreement.

24.                            General Provisions

(a)                             Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the Transaction in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)                             Nothing herein shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between Rambler UK and Rambler Canada and Sandstorm and Sandstorm as a second party.

(c)                              This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(d)                             Time is of the essence of this Agreement.

(e)                             All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

(f)                                  If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(g)                             Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to Rambler UK and Rambler Canada:

P.O. Box 291

309 Highway 410

Baie Verte, NL    A0K 1B0

Attention:       Chief Executive Officer

Fax Number: (709) 532-4992

If to Sandstorm, to:

Suite 1050, 625 Howe Street

Vancouver, BC    V6C 2T6

Attention:       President and Chief Executive Officer

Fax Number: (604) 688-0094

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)                              This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)                                  Following the execution and delivery of this Agreement, each of Sandstorm and Rambler UK and Rambler Canada will co-operate reasonably with the other Party (Rambler UK and Rambler Canada being treated as one Party in this section) in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that such adjustments shall not result in the non-proposing Party incurring any significant costs.

(j)                                   This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(k)                              This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

(l)                                   The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(m)                         This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)                              The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

RAMBLER METALS AND MINING PLC
Per:
s/s JS Thomson
JS Thomson
Director and CFO

RAMBLER METALS AND MINING CANADA LTD.
Per:
s/s George Ogilvie
George Ogilvie, P.Eng.
President & CEO

SANDSTORM RESOURCES LTD.
Per:
s/s Nolan Watson
Nolan Watson
President & CEO

Schedule A1

The Rambler property is a mineral land assembly consisting of one map-staked mineral license 014692M and two mining leases (141L and 188L) (totaling 1,580.4 ha) registered in the name of Rambler Metals and Mining Canada Limited. All of these mineral lands are contiguous and in some cases overlapping and are located in the area of the former Ming Mine. All lands are in good standing with the Newfoundland government and Rambler is up to date with respect to lease payments (for leases) and required exploration expenditure (for licenses).

Ming Property: Mineral tenure and map staked claims.

Mineral license/ lease details for the Ming Property.

Mineral	Mining	#		NTS		License	Tenure	Expenditure
Licence	Lease	Claims	Hectares	Map	Issuance Date	Renewal	Year	Anniversary
014692M		38	950	12H16	June 19, 2000	June 19, 2010	8	June 19, 2010
	141L	0	280	12H16	October 30, 1995	n/a	n/a	October 30, 2009
	188L	0	350.4	12H16	February 17, 2005	n/a	n/a	February 17, 2009
Totals		38	1,580.4

Schedule A2

Crown Lease No. 108691 issued on August 29th, 1996.

•                  Transferred to Crew Gold Corporation October 27th, 2006

•                  Transferred to Rambler Metals and Mining (Canada) Limited November 19th, 2009.

Crown Lease No. 103359 issued on November 14th, 1996.

•                  Transferred to Crew Gold Corporation October 27th, 2006

•                  Transferred to Rambler Metals and Mining (Canada) Limited November 19th, 2009.

Crown Lease No. 103388 issued on August 28th, 1996.

•                  Transferred to Crew Gold Corporation October 27th, 2006

•                  Transferred to Rambler Metals and Mining (Canada) Limited November 19th, 2009.

Crown Lease No. 108189 issued on April 22nd, 1997.

•                  Transferred to Crew Gold Corporation October 27th, 2006

•                  Transferred to Rambler Metals and Mining (Canada) Limited November 19th, 2009.

Schedule B - Permitted Encumbrances

With respect to the Ming Mine, the following are the permitted encumbrances:

1.            A one percent (1%) net smelter return (“NSR”) royalty held by Royal Gold, Inc. pursuant to a purchase and royalty agreement dated April 15, 1993 between Homestake Canada Inc. and Krinor Resources Inc. and amended on September 2, 1999. (the “Royal Gold Royalty”).

2.            A one half percent (0.5%) NSR royalty held by Peter Dimmell pursuant to an agreement of purchase and sale dated May 5, 2000 between Peter Dimmell and Susan Blagdon (the “Dimmell Royalty”).

3.            A two percent (2%) NSR royalty held by Eastern Meridian Mining Corporation pursuant to an agreement dated May 18, 2000 between Eastern Meridian Mining Corporation and Ming Minerals Inc. (the “Eastern Meridian Royalty”).

4.            A one percent (1%) NSR royalty held by Ming Minerals Inc. pursuant to an option agreement dated effective November 1, 2001 between Ming Minerals Inc. and 11073 Newfoundland Limited (the “Ming Minerals Royalty”).

Holder	Amount of Royalty	Buyout

1. Royal Gold Inc.	1%	n/a
2. Peter Dimmell	0.5%	n/a
3. Eastern Meridian	2%	$600,000
4. Ming Minerals Inc.	1%	$500,000

With respect to the Nugget Pond Processing Facility, the following are the permitted encumbrances:

1.            A royalty held by Noveder Inc. pursuant to a purchase and royalty agreement dated January 9, 1996 between Richmont Mines Inc. and Novender Inc. of $1.50 per metric tone of ore from any source processed at the Nugget Pond Processing Facility, on up to 100,000 metric tones per year, for a period of twenty (20) years from the first date of commercial production (the “Novender Royalty”).

Holder	Amount of Royalty	Buyout

1. Noveder Inc.	$1.50 per metric tone up	n/a
to 100,000 metric tones